Filed Pursuant to Rule 433

Registration Statement No. 333-238607-01

Relating to Preliminary Prospectus Supplement dated September 15, 2021 and

Prospectus dated May 22, 2020

Boston Properties Limited Partnership

$850,000,000 2.450% Senior Notes due 2033

Issuer:	Boston Properties Limited Partnership

Type:	SEC Registered

Principal Amount:	$850,000,000

Maturity:	October 1, 2033

Coupon (Interest Rate):	2.450%

Benchmark Treasury:	1.250% due August 15, 2031

Benchmark Treasury Price / Yield:	99-16 / 1.304%

Spread to Benchmark Treasury:	T +115 basis points

Yield to Maturity:	2.454%

Expected Ratings* (Moody’s / Standard & Poor’s):	Baa1 (stable) / BBB+ (stable)

Interest Payment Dates:	October 1 and April 1, commencing April 1, 2022

Day Count Convention:	30 / 360

Redemption Provision:	Make-whole call at any time before three months prior to October 1, 2033 based on U.S. Treasury plus 20 basis points, or at par thereafter

Initial Price to Public:	99.959% of the principal amount

Trade Date:	September 15, 2021

Settlement Date:

T+10; September 29, 2021

It is expected that delivery of the notes will be made against payment therefor on or about September 29, 2021, which will be the tenth business day following the date of pricing of the notes (such settlement cycle being referred to herein as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next seven business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade the notes on the date of pricing or the next seven business days should consult their own advisor.

Denominations:	$1,000 × $1,000

CUSIP / ISIN:	10112R BF0/ US10112RBF01

Joint Book-Running Managers:

BNY Mellon Capital Markets, LLC

BofA Securities, Inc.

J.P. Morgan Securities LLC

Truist Securities, Inc.

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Co-Managers:	Fifth Third Securities, Inc. Mizuho Securities USA LLC Siebert Williams Shank & Co., LLC

*	Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling BNY Mellon Capital Markets, LLC toll free at 1-800-269-6864, BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533, Truist Securities, Inc. at 1-800-685-4786, or Wells Fargo Securities, LLC toll free at 1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.